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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period __May 2004 _____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

Information Circular for the Extraordinary Annual Meeting for June 1, 2004

.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: June 28, 2004	Signed: /s/ Simon Ridgway President and Director